UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Carrington Laboratories, Inc.

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
144525102

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 Pages

CUSIP No.	144525102	13G	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sam N. Wilson, Jr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		453,581 shares[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		453,581 shares[1]

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,581 shares[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.98%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD
1 Includes 420,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants with the percentage of ownership calculated based upon an aggregate of 10,951,103 shares outstanding as of November 8, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, and assuming the exercise of the warrants to purchase 420,000 shares by the reporting person.

Sam N. Wilson, Jr.	Page 3 of 4 Pages

Item 1.	(a)	Name of Issuer: Carrington Laboratories, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 2001 Walnut Hill Lane, Irving, Texas 75038

Item 2.	(a)	Name of Person Filing: Sam N. Wilson, Jr.

	(b)	Address of Principal Business Office or, if none, Residence: 3617 Caruth Blvd., Dallas, Texas 75225

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 144525102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).2
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(s) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number of percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 453,581 shares
(b)	Percent of Class: 3.98%

I	Number of Shares as to Which Such Person Has:

[2]	On January 2, 2008, subsequent to the reporting event, the Reporting Person retired and is no longer a registered broker dealer.

Sam N. Wilson, Jr.	Page 4 of 4 Pages
(i)	Sole Power to Vote or Direct the Vote: 453,581 shares

(ii)	Shared Power to Vote or Direct the Vote:

(iii)	Sole Power to Dispose or to Direct the Disposition of: 453,581 shares

(iv)	Shared Power to Dispose or to Direct the Disposition of:
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
(a)	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/08
Date

/s/ Sam N. Wilson, Jr.
Sam N. Wilson, Jr.